Filed by Live Oak Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp.

Commission File No.: 001-39280

Danimer Scientific and Eagle Beverage to Produce Biodegradable Drinking Straws for Quick Service Restaurants

Private-label manufacturer will use Danimer Scientific’s NodaxTM PHA for marine degradable straws with plans to expand into adjacent product categories

BAINBRIDGE, Ga., and KENT, Wash. – Nov. 17, 2020 – Danimer Scientific, a leading developer and manufacturer of biodegradable materials, and Eagle Beverage Products, a specialty beverage manufacturer, today announced they will produce biodegradable drinking straws for the quick service restaurant (QSR) industry. The straws will degrade in environments ranging from industrial composting facilities to home compost units and oceans without leaving behind microplastics.

Eagle Beverage will manufacture the straws using Danimer Scientific’s proprietary biopolymer, Nodax™ polyhydroxyalkanoate (PHA). Tested by University of Georgia (UGA) researchers and the UGA New Materials Institute, PHA is made from sustainable materials, such as canola oil, to produce a proven biodegradable alternative to traditional petrochemical plastics. The straws are expected to be available for Eagle Beverage’s QSR customers to purchase in early 2021. After launching the straws, Eagle Beverage plans to explore expanding its offerings to include compostable food containers, packaging and more.

“Reducing the impact of plastic waste is a critical issue across the country, but consumers have limited ways to find eco-friendly alternatives at fast food restaurants,” said Eagle Beverage Vice President Aisha Kabani. “By partnering with Danimer Scientific to produce a reliably biodegradable straw, we will provide a cost-effective solution for restaurants to deliver guilt-free beverage enjoyment to their customers. Petrochemical straws break down into harmful microplastics and never fully degrade, but these PHA straws will completely degrade in a matter of months.”

The straws will be 100% made in the United States as Danimer Scientific produces Nodax PHA™ in its Kentucky- and Georgia-based facilities, while Eagle Beverage manufactures the straws in its Kent, Wash.-based facility. Danimer Scientific’s Nodax™ PHA possesses seven TÜV AUSTRIA certifications and statements of industrial and home compostability, is biodegradable in anaerobic conditions, soil, freshwater and marine environments and is 100% bio-based. All of Danimer Scientific’s biopolymers, including its Nodax™ PHA, are FDA approved for food contact.

“PHA has become the go-to material for sustainable alternatives to single-use plastic that do not sacrifice reliability or quality,” said Danimer Scientific CEO Stephen Croskrey. “Eagle Beverage has established robust relationships with some of the largest fast food chains in the country, so we look forward to partnering with them on supplying the industry with biodegradable straws.”

On October 5, 2020, Danimer Scientific and Live Oak Acquisition Corp. (NYSE: LOAK), a publicly-traded special purpose acquisition company, announced the entry into a definitive agreement for a business combination that will result in Danimer Scientific becoming a public company on the New York Stock Exchange. For more information on Danimer Scientific, visit www.DanimerScientific.com.

For more information on Eagle Beverage, visit www.Eagle-Beverage.com.

About Danimer Scientific

Danimer Scientific is a pioneer in creating more sustainable, more natural ways to make plastic products. For more than a decade, our renewable and sustainable biopolymers have helped create plastic products that are biodegradable and compostable. They return to nature instead of polluting our lands and waters. Our technology can be found in a vast array of plastic end products that people use every day. Applications for our biopolymers include additives, aqueous coatings, fibers, filaments, films, hot-melt adhesives and injection-molded articles, among others. We now hold more than 150 granted patents and pending patent applications in more than 20 countries for a range of manufacturing processes and biopolymer formulations. For more information, visit www.DanimerScientific.com.

About Eagle Beverage

Eagle Beverage Products has manufactured specialty beverage products in Kent, Wash. since 1970. Our product line includes cocktail mixers, energy drinks, coffee syrups, gourmet sauces, frappe mixes, hot chocolates, apple ciders, sweet spices, beverage straws and a variety of other products designed for food service. Our products are found under a variety of brand names and they are all manufactured in our Washington-based facility using premium ingredients and high-end quality packaging. For more information, visit www.Eagle-Beverage.com.

Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, regarding Live Oak Acquisition Corp.’s (“Live Oak”) proposed acquisition of Danimer Scientific, Live Oak’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s growth plans and strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Danimer Scientific’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Danimer Scientific. These forward-looking statements are subject to a number of risks and uncertainties, including those discussed in Live Oak’s registration statement on Form S-4, filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2020 (the “Registration Statement”), under the heading “Risk Factors,” and other documents Live Oak has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, forward-looking statements reflect Danimer Scientific’s expectations, plans, or forecasts of future events and views as of the date of this press release. Danimer Scientific anticipates that subsequent events and developments will cause its assessments to change. However, while Danimer Scientific may elect to update these forward-looking statements at some point in the future, Danimer Scientific specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Danimer Scientific’s assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements

Important Information for Investors and Stockholders

In connection with the proposed transactions, Live Oak has filed the Registration Statement on Form S-4 with the SEC, which includes a preliminary proxy statement, to be distributed to holders of Live Oak’s common stock in connection with Live Oak’s solicitation of proxies for the vote by Live Oak’s stockholders with respect to the proposed transactions and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of the securities of Live Oak to be issued in connection with the proposed transactions. After the Registration Statement has been filed and declared effective, Live Oak will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Live Oak, Danimer Scientific and the proposed transactions. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Live Oak through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Live Oak Acquisition Corp., 774A Walker Rd., Great Falls, VA 22066 or (901) 985-2865. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Live Oak and Danimer Scientific and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed transactions. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is, and will be, included in the Registration Statement and other relevant materials filed, and to be filed, with the SEC regarding the proposed transactions. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Media Contacts

Danimer Scientific

Anthony Popiel Dalton

Agency

404-876-1309

apopiel@daltonagency.com